Aflac Incorporated 3rd Quarter 2013 Form 10-Q
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2013	2012	2013	2012
Fixed charges:
Interest expense(1)	$71,433	$66,978	$211,612	$185,937
Interest on investment-type contracts	13,047	14,826	40,703	42,697
Rental expense deemed interest	183	216	524	683
Total fixed charges	$84,663	$82,020	$252,839	$229,317
Earnings before income tax(1)	$1,067,927	$1,479,410	$3,787,254	$3,422,312
Add back:
Total fixed charges	84,663	82,020	252,839	229,317
Total earnings before income tax and fixed charges	$1,152,590	$1,561,430	$4,040,093	$3,651,629
Ratio of earnings to fixed charges	13.6x	19.0x	16.0x	15.9x
(1)Excludes interest expense on income tax liabilities